FORM 4 U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
OMB APPROVAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OMB
Number:3235-0287 Filed pursuant to Section 16(a) of the Securities
 Exchange Expires:April
30, 1997 Act of 1934, Section 17(a) of the Public Utility Estimated average burdenhours per
response0.5 Holding Company Act of 1935 or Section 30(f) of the
Investment Company Act
of 1990

9 Check this box if nolonger subject to Section 16. Form 4 or Form 5 obligations may
Continue. See Instructions 1(b)

1. Name and Address of 2. Issuer Name and Ticker or Trading
Symbol6. Relationship of
Reporting Reporting Person Orbit International Corp.
 (Nasdaq: "ORBT")Person to Issuer
(Check all applicable) X Director X Sunshine Dennis
 10% Owner X Officer (give Other
(specify title below) below) President and Chief Executive Officer

(Last) 3. IRS Numberof 4. Statement for 7. Individual or Joint/Group Filing (Check applicable line) Month/Year (First) Reporting Person (Voluntary) X Form filed by October 2001 one
Reporting Person (Middle) Form filed by c/o Orbit International
 Corp.80 Cabot Court more
than one Reporting Person (Street) 5. If Amendment, Date
 of Original (Month/Year)
Hauppauge New York 11788 (City) (State) (Zip)

TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
BENEFICIALLY OWNED

1. Title of Security 2. 3. Transaction Code4. Securities 5. Amount of Securities 6. Owner- ship
Form: Direct 7. Nature (Instr. 3) Trans- (Instr. 8)Acquired Beneficially
 Owned at End of(D) or
of Indirect Beneficial Owner- (A) or Disposed of Month Indirect (I) ship action (D) (Instr. 4)
(Instr. 4) Date (Month/ Day/ Year)(Instr. 3, 4 and 5)(Instr. 3 and 4)

Code V Amount(A) Price or (D)
Reminder: Report on a separate line for each class of securities beneficially owned directly or
indirectly. FORM 4 (CONTINUED) TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS,
OPTIONS, CONVERTIBLE SECURITIES)
1. Title of DerivativeSecurity2.3.4. 5. 6. Date Exercisableand ExpirationDate (Month/Day/Year)7. Title and Amountof8. Priceof9. Numberof 10.
Owner-ship 11. (Instr. 3)
ConversionorTrans-Transac-tionNumber of
UnderlyingSecuritiesDerivativeSecuritiesBeneficiallyOwnedForm Na- ExercisePrice ofDerivativeSecurityactionCodeDerivativeSecuritiesAcquired (Instr.
Derivative Securityat End
of DerivativeSecurity:tureof In-directBene-ficialOwn-ership Date
 (Instr.8)(A) or 3 and 4) (Instr.
5)of Direct (D) or(Instr. (Month/ Day/ Disposed Month 4) Year) of (D) Indirect (I) Instr. (Instr.
4)(Instr. 4) 3, 4, and 5)

Date Expira-tion Title Date Amount or Exer-cisable Number ofShares

CodeV (A) (D) Option to purchase CommonStock$1.6710/4/01A(A) 10/4/0210/4/11Common45,000 $1.67 136,666 (D) Stock
Explanation of Responses: ** Intentional misstatements or
 omissions of facts constitute Federal
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.
 78ff(a). /s/ Dennis Sunshine 11/06/01
__ Signature Date Note: File three copies of this Form,
 one of which must be manually signed.
If space provided is insufficient, see Instruction 6 for
 procedure. S:\dlb\Orbit Int. Corp\Form
4\Form 4 - Sunshine - 45,000 options 10-01.wpd